Exhibit 99.1

Himalaya Shipping Ltd. (HSHP) – Notice of Annual General Meeting 2023

Hamilton, Bermuda, June 19, 2023

Himalaya Shipping Ltd. advises that the Annual General Meeting of the company for 2023 will be held on August 10, 2023. The record date for voting at the Annual General Meeting is set to June 27, 2023.

A copy of the Notice of Annual General Meeting and Form of Proxy, and associated information including the Company's Annual Report can be found on the Company's website at http://www.himalaya-shipping.com and attached to this press release. The notice and associated information will also be distributed to shareholders by normal distribution methods.